Clean Vision Corporation

2711 N. Sepulveda Blvd. #1051

Manhattan Beach, CA 90266-2725

May 11, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Joe McCann

Re:	Byzen Digital, Inc.
Offering Statement on Form 1-A
Filed April 7, 2021
File No. 024-11501

Ladies and Gentlemen:

By letter dated May 5, 2021, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Byzen Digital, Inc. (the “Company”) with comments on the Company’s Offering Statement on Form 1-A, described above. Please note that that the Company has changed its name to Clean Vision Corporation and the new name is reflected in Amendment No.1.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Offering Statement on Form 1-A

Cover Page

1.	We note your disclosure that you are offering shares of common stock at a fixed price, but you also provide a price range of between $0.02 to $0.20 per share. Please revise to clarify when the fixed price for the offering will be established.

COMPANY’S RESPONSE

The Offering Circular has been amended to indicate that the fixed price will be determined as soon as practical after qualification and will be set forth in a supplement to be filed pursuant to Rule 253(g)(1).Please also note that the Company has further considered the price range and has determined to reduce the amount of the range so it is now between $0.02 and $0.08 per share.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Joe McCann

2.	We note your disclosure that you are offering up to 375,000,000 shares and will issue a maximum of 37,500,000 shares if you achieve the maximum offering price of $0.20 per share. This appears to be a range of shares for the volume of securities to be offered based on the price, which is not permitted under Rule 253(b). Please revise to consistently state the maximum number of shares of common stock that you are offering, rather than a number of shares based on the final price or a maximum dollar amount of shares.

COMPANY’S RESPONSE

The Offering Circular has been amended to consistently state the maximum number of shares being offered. Please also note that since the Company has reduced the maximum offering price to $0.08, the maximum number of shares to be issued at that price is 93,750,000.

3.	We note your disclosure that the offering will terminate one year from the date of the offering circular yet you also state on pages 3, 8 and 27 that the offering will expire when all of the shares are sold or when the company terminates the offering, whichever occurs first. Please revise or advise. Please also revise to disclose on the cover page that you do not intend to place the funds from the offering in an escrow account and the effect on investors. Refer to Item 501(8)(iii) of Regulation S-K for guidance.

COMPANY’S RESPONSE

The Offering Circular has been amended in several places to provide that the offering will terminate upon the earliest of such time as all of the shares have been sold or one year from the date of qualification subject to the right of the Company to sooner terminate for any reason. The Company has also added language to the cover page regarding the absence of an escrow and that funds will be immediately available to the Company for its use.

Part III - Exhibits, page 58

4.	Please file the form of subscription agreement as an exhibit. See Item 17(4) of Form 1-A.

COMPANY’S RESPONSE

The Company is filing the form of subscription agreement as an exhibit

Securities and Exchange Commission

Division of Corporation Finance

Attention: Joe McCann

General

1.	Please tell us how this offering complies with Rule 251(a)(1) of Regulation A which limits Tier 1 offerings to $20 million in a 12-month period. Rule 253(b)(ii) of Regulation A requires that the upper end of your price range be used to determine the aggregate offering price under Rule 251(a).

COMPANY’S RESPONSE

The Company has made it very clear in the Offering Circular that the maximum amount of the offering is $7.5M well within the $20M limit. The upper end of the range has been reduced to $.08 with the result that if the upper range is reached less shares will be issued.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

Clean Vision Corporation

/s/ Dan Bates
By Dan Bates,
Chief Executive Officer
cc:	David L. Ficksman